February 14, 1996


Securities and Exchange
Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Schedule 13G Mills Music Trust

Dear Sirs:

This notice is to inform you of an electronic filing (via EDGAR), for SoGen International Fund, Inc., a Maryland corporation (the "Fund"), and its investment adviser, Societe Generale Asset Management Corp., a Delaware corporation (the "Adviser"), of Amendment No. 7 to Schedule 13G pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended, relating to the ownership by the Fund of units of beneficial interest of Mills Music Trust, a royalty trust administered in New York. The Fund is an investment company registered as such under Section 8 of the Investment Company Act of 1940, as amended, and the Adviser is an investment adviser registered as such under Section 203 of the Investment Advisers Act of 1940, as amended.

The Schedule 13G has been sequentially numbered in conformity with Rule 0-3(b).

Should you have any further concerns or require additional information do not hesitate to contact Margaret Hartman at 212 278-5848.


Sincerely yours,



/s/ Philip J. Bafundo
Philip J. Bafundo
Secretary

Enclosures

cc:    Mills Music Trust
      National Association of Securities Dealers, Inc.







                                        3045



SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC  20549
SCHEDULE 13G

Information statement pursuant to Rule 13d-1 and 13d-2
(Amendment No. 7 )(1)

Mills Music Trust
(Name of issuer)

Units of Beneficial Interest
(Title of class of securities)

601158108
(CUSIP number)

Check the following box if a fee is being paid with this statement [].(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule13d-7.)

(Continued on following page (s))

(Page 1 of 6 Pages)
_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.).




13G
Page 2 of 6 Pages
CUSIP No. 601158108

1.   NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION
     NO.OF ABOVE PERSONS

     SoGen International Fund, Inc. 132672902


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [ ]
(b)   []


3.   SEC USE ONLY


4.   CITIZENSHIP OF PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH


5.   SOLE VOTING POWER

     0


6.   SHARED VOTING POWER

     34,924 Shared with its investment adviser, Societe
Generale Asset Management Corp.


7.   SOLE DISPOSITIVE POWER

     0


8.   SHARED DISPOSITIVE POWER

     34,924 Shared with its investment adviser, Societe
Generale Asset Management Corp.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     34,924


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN  SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.56%


12.  TYPE OF REPORTING PERSON*

     IV


* SEE INSTRUCTIONS BEFORE FILLING OUT 13G
Page 3 of 6 Pages


CUSIP No. 601158108


1.   NAME OF REPORTING PERSONS S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE   PERSONS

      Societe Generale Asset Management Corp. 133557071


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [ ]
(b)   [x]


3.   SEC USE ONLY


4.   CITIZENSHIP OF PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH


5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER
  35,091 Shared with its investment advisory clients, SoGen
           International Fund, Inc. and FMC Corp.

7.   SOLE DISPOSITIVE POWER
     0


8.   SHARED DISPOSITIVE POWER

     35,091 Shared with its investment advisory clients, SoGen International Fund, Inc. and FMC Corp.


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     35,091


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES
CERTAIN                 SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.62%


12.  TYPE OF REPORTING PERSON*

     IA


* SEE INSTRUCTIONS BEFORE FILLING OUT




SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1

(a) Name of Issuer: Mills Music Trust (the "Issuer").

(b) Address of Issuer's Principal Executive Offices: c/o
Marine Midland Bank, N.A., 140 Broadway - 12th Floor, New
York, NY 10015.



Item 2


(a) Names of Persons Filing: SoGen International Fund, Inc., a Maryland corporation (the "Fund"), and its investment adviser Societe Generale Asset Management Corp., a Delaware corporation (the "Adviser").

(b) Address of Principal Business Office: The principal business offices of the Fund and the Adviser are located at 1221 Avenue of the Americas, New York, NY 10020.

(c) Citizenship: The Fund is a Maryland corporation. The
Adviser is a Delaware corporation.

(d) Title of Class of Securities: Units of Beneficial
Interest (the "Units").

(e) CUSIP Number: 601158108

Item 3

The persons filing this Schedule 13G are:
(c) an investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the "Fund"), and
(d) an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended (the
"Adviser").

Schedule 13G
Item 4

Ownership

(a) Amount Beneficially Owned:  The Fund beneficially owns

34,924 Shares.  The Adviser, by virtue of its powers under

its investment advisory contracts owns 35,091 shares.

(b) Percentage of class: The Fund beneficially owns 12.56% of the outstanding Shares. The Adviser may be deemed to be the beneficial owner of 12.62% of the outstanding Shares.








(c) Number of Shares As to Which Such Persons Have: (i) sole power to vote or direct the vote: The Fund: 34,924. The
Adviser:  35,091.










(ii)  shared power to vote or direct the vote:
None


(iii)  sole power to dispose or to direct the disposition of

The Fund:  34,924  The Adviser:  35,091

(iv) shared power to dispose or to direct the disposition of:

None


Item 5

Ownership of Five Percent or Less of a Class

Not Applicable.


Item 6

Ownership of More Than Five Percent on Behalf of Another
Person

Not Applicable.

Item 7
Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported On By the Parent
Holding Company Not Applicable.
Item 8
Identification and Classification of Members of the Group
Not Applicable.
Item 9
Notice of Dissolution of Group
Not Applicable.

Schedule 13G




Item 10


Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 14,1996

SOGEN INTERNATIONAL FUND, INC.
By:        /s/ Jean-Marie Eveillard
JeanMarie Eveillard President

SOCIETE GENERALE ASSET MANAGEMENT CORP.
By: /s/ Jean Marie Eveillard
Jean Marie Eveillard

President